

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 21, 2022

Thiago da Costa Silva
Director
Ambipar Emergency Response
Avenida Angélica, nº 2346, 5th Floor
São Paulo, SP – Brazil, 01228-200

>   **Re: Ambipar Emergency Response**
>   **Amendment No. 1 to**
>   **Draft Registration Statement on Form F-4**
>   **Submitted November 2, 2022**
>   **CIK No. 0001937441**

Dear Thiago da Costa Silva:

   We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-4

Background of the Business Combination, page 182

1.   We note your response to prior comment 8, including your response that the "Due Diligence Summaries" were prepared by HPX's professional advisors to assist HPX in its due diligence of certain aspects of Emergencia's business based on each of the advisor's respective review of due diligence materials provided by Emergencia. We also note your disclosure suggests conclusions reached as a result of such due diligence process, such as your disclosure in connection with the BRZ Advogados due diligence summary and the Greenberg Traurig, LLP due diligence summary that no relevant legal risks or undisclosed legal contingencies of the entities described were revealed in the documentary legal due

diligence. Similarly, we note your disclosure in connection with the PwC due diligence summary that no relevant undisclosed financial liabilities, including tax or labor liabilities were discovered in the financial due diligence. Please revise to specify whether such conclusions were those of HPX or of the professional advisor. If the latter, please provide additional analysis as to why none of these summaries is "a report, opinion, or appraisal materially relating to the transaction" pursuant to Item 4(b) of Form F-4. In this regard, we note that Item 4(b) of Form F-4 requires that the information required by Item 1015(b) of Regulation M-A be provided with respect to a report, opinion, or appraisal that is (i) materially related to the transaction and (ii) referred to in the prospectus, and is not limited to the fairness or amount of consideration to be paid in connection with the Business Combination.

If the conclusions reached by the due diligence process described in the filing were those of the professional advisor, also provide additional analysis as to why a consent is not required from each such professional advisor. Refer to Rule 436 and Securities Act Section 7.

Certain Unaudited Projected Financial Information, page 204

2. We note your response to prior comment 9, and note the disclosure in the 8-K filed by HPX on November 4, 2022 that in connection with the vote to approve the Extension Amendment, the holders of 3,650,973 Class A ordinary shares properly exercised their right to redeem their shares for cash, leaving approximately $21.9 million in the trust account. Please disclose whether or not the projections still reflect management's views on future performance and describe what consideration the board gave to obtaining updated projections.

Unaudited Pro Forma Condensed Combined Statement of Financial Position, page 262

3. We note you made transaction accounting adjustments, (assuming minimum redemptions) totaling R$364,208 to additional paid-in capital on page 264 with multiple explanations. Please revise your footnote to clearly show, in a tabular format, what individual amounts were included in the calculation of R$364,208 by including explanation for each individual amount.

4. Please show us how issued and outstanding Class A ordinary shares, par value(R$467) and Class B ordinary shares, par value(R$262,062) reflected here in the pro forma condensed combined statement of financial position under both the scenarios on page 264 reconciles to weighted average shares outstanding(60,396,507 and 55,168,990) under both the scenarios disclosed on page 272. Revise your disclosures as appropriate.

Notes to Unaudited Pro Forma Condensed Combined Financial Information
Adjustments to Unaudited Po Forma Condensed Combined Statements of Income
Transaction Accounting Adjustments, page 271

5.   Please revise your footnotes for adjustments (aa), (bb), (cc) and (dd) to quantify and show how each of these adjustments were calculated.

5. Preliminary Allocation of Purchase Price, page 281

6.   Cash consideration transferred of R$855,690 relating to acquisition of Witt O'Brien reflected in Adjustment 5.A is not consistent with the adjustment of R$877,831 reflected in pro forma condensed combined statement of financial position on page 262. Please revise or advise.

U.S. Federal Income Tax Considerations, page 283

7.   We note your disclosure in response to prior comment 16 that Skadden, Arps, Slate, Meagher & Flom LLP has delivered an opinion that the First Merger "should" qualify as an F Reorganization. If the opinion is subject to uncertainty, please obtain a revised opinion that explains why counsel cannot give a "will" opinion" and describes the degree of uncertainty in the opinion. In addition, please provide risk factor disclosure setting forth the risks of uncertain tax treatment to investors, if applicable. For guidance, refer to Section III.C.4 of Staff Legal Bulletin 19. We note also that the tax opinion filed as Exhibit 8.1 states that counsel expresses no opinion on the potential United States federal income tax consequences of the First Merger pursuant to Section 367 of the Code. Please ensure that you have disclosed the material tax consequences of the Business Combination, and ensure that the tax opinion addresses and expresses a conclusion for each material tax consequence. In that regard, please tell us the basis for excluding from the opinion the potential United States federal income tax consequences of the First Merger pursuant to Section 367 of the Code. To the extent material, please also disclose any tax consequences pursuant to Section 367 of the Code.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Emergencia
Historical Results of Operations, page 348

8.   We note your disclosure of inflationary costs pressure on your cost of services rendered, and the decrease in gross margin during your fiscal year ended December 31, 2020 and the six-months ended June 30, 2022 primarily due to the increase in cost of services rendered as a percentage of net revenue as a result of increased costs related to third-party providers, fuel and maintenance, caused by inflationary cost pressure, supply chains disruptions, and increases in oil prices in the period, as well as decreased economies of scale. Please update your disclosure to identify actions planned or taken, if any, to mitigate inflationary pressures and supply chain disruptions.

Index of Financial Statements, page F-1

9.   We note you present combined financial statements of Response Group for the years ended December 31, 2021 and 2020. However, you present interim financial statements of Response Group for the six months ended and as of June 30. 2022 on a consolidated basis. Please revise or clarify in your footnote the changes in organizational structure and reasons for change from combining to consolidating the financial statements for Response Group. In addition, revise to disclose the basis for consolidation and your accounting policy to the extent applicable to the consolidation.

7. Business Combination, page F-86

10.   We note your added disclosure in response to prior comment 24. Please also provide disclosure for each non-controlling interest in an acquiree measured at fair value, the valuation techniques and significant inputs used to measure that value. Refer to the paragraph B-64(o) of IFRS 3.

11.   We note your revised disclosure on page F-92 in response to prior comment 26. However, we also noted from page F-93 that you continue to label $70,517 as "total amount of identifiable net liabilities" rather than "net amount of the identifiable assets acquired and the liabilities assumed" for the purpose of determining the amount of goodwill. Please revise or clarify. Refer to the paragraph 32 of IFRS 3 for measuring the amount of goodwill.

12.   We note your added explanation on page F-93 in response to prior comment 27. Please clarify why the additions to goodwill reported in Note 9 was calculated differently and explain the acquisition data exchange tax and closing rate in Note 9. In addition, provide us the accounting literature to support the way you calculated the amount of additions to goodwill reported in Note 7, on page F-93 and Note 9 and show us how it is appropriate.

13.   We note you made 15 acquisitions in 2021. However, your disclosure on page F-94 indicates only one acquired company contributed to the net revenue and profit.   Please explain and revise your disclosures as applicable.

General

14.   We note your disclosure that New PubCo has applied to list its New PubCo Class A Ordinary Shares and New PubCo Warrants on the NYSE. Please revise to clarify whether you are referring to NYSE American. In that regard, we note that you have disclosed on page 7 that "NYSE" means the New York Stock Exchange, including NYSE American.

You may contact Steve Lo at (202) 551-3394 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Grenfel S. Calheiros